RELIANCE Communications
Anil Dhirubhai Ambani Group



Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

13th August, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 13th August, 2010 accompanied with Unaudited Consolidated financial results for the Quarter ended 30th June, 2010.

(2) Letter dated 13th August, 2010 accompanied with Unaudited Standalone financial results for the Quarter ended 30th June, 2010.

(3) Letter dated 13th August, 2010 accompanied with Media Release dated 13th August, 2010.

(4) Letter dated 13th August, 2010 accompanied with Limited Review Report of statutory Auditors dated 13th August, 2010.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above.



Exe. File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

August 13, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Consolidated Financial Results for the Quarter ended 30th June, 2010.

Further to our letter dated 5th August, 2010, we enclose herewith Unaudited Consolidated Financial Results for the Quarter ended 30th June, 2010.

The above financial results were approved by the Board of Directors at its meeting held on 13th August, 2010, pursuant to Clause 41 of the Listing Agreement.

Unaudited Financial Results (Stand alone) for the Quarter ended 30th June, 2010, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited
Reliance Anil Dhirubhai Ambani Group
website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Consolidated) for the Quarter ended 30th June, 2010

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-10	30-Jun-09	31-Mar-10
		Unaudited	Unaudited	Audited
1	a) Net Income from Operations	501,496	550,549	2,068,505
	b) Other Operating Income	5,354	33,747	81,133
	Net Income from Operations	**506,850**	**584,296**	**2,149,638**
2	**Expenditure**			
	a) Access Charges	66,103	48,108	213,773
	b) License Fee	31,018	30,342	114,511
	c) Employee Cost	35,350	41,122	150,007
	d) Depreciation, Impairment and Amortisation	96,477	111,443	374,652
	e) Other Expenditure	215,245	248,804	952,888
	Total	**444,193**	**479,819**	**1,805,831**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**62,657**	**104,477**	**343,807**
4	Other Income	4,070	30,222	63,590
5	**Profit before Financial Charges and Exceptional Items (3 + 4)**	**66,727**	**134,699**	**407,397**
6	Financial Charges (Net)	43,967	(61,158)	(118,633)
7	**Profit / (Loss) after Financial Charges but before Exceptional Items (5 - 6)**	**22,760**	**195,857**	**526,030**
8	Exceptional Items	-	1,111	3,747
9	**Profit/ (Loss)from Ordinary Activities before Tax (7 + 8)**	**22,760**	**194,746**	**522,283**
10	Tax Expenses	(7,186)	22,673	44,539
11	**Profit from Ordinary Activities after Tax (9 - 10)**	**29,946**	**172,073**	**477,744**
12	Extraordinary Items (net of tax expense)		-	-
13	**Net Profit for the period (11 - 12)**	**29,946**	**172,073**	**477,744**
14	Share of Minority Interest	4,891	8,318	11,925
15	Share of Associates	(34)	94	319
16	**Net Profit after Adjustment of share of Minority Interest and Associates (13 - 14 - 15)**	**25,089**	**163,661**	**465,500**
17	Paid-up Equity Share Capital (Face Value of Rs. 5 each)	103,201	103,201	103,201
18	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year	-	-	4,232,863
19	**Earning per Share (EPS) after Extraordinary Items (not annualised)**			
	- Basic (Rs.)	1.22	7.93	22.55
	- Diluted (Rs.)	1.17	7.60	21.62
20	Public Shareholding			
	Number of Shares	666,206,821	675,665,821	669,106,821
	Percentage of Shareholding	32.28%	32.74%	32.42%

21	Promoters and Promoter Group Shareolding			
	a) Pledged / Encumbered			
	- Number of Shares	Nil	272,345,338	Nil
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	N.A.	19.62%	N.A.
	- Percentage of Shares (as a % of the total share capital of the Company)	N.A.	13.19%	N.A.
	b) Non -encumbered			
	- Number of Shares	1,397,820,060	1,116,015,722	1,394,920,060
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	100.00%	80.38%	100.00%
	- Percentage of Shares (as a % of the total share capital of the Company)	67.72%	54.07%	67.58%

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-10	30-Jun-09	31-Mar-10
		Unaudited	Unaudited	Audited
22	**Segment Revenue**			
	a) Wireless	415,276	479,308	1,663,961
	b) Global	181,369	188,441	831,868
	c) Broadband	67,628	68,425	283,855
	d) Investments	2,769	7,840	20,949
	e) Others / Unallocated	30,696	22,471	96,781
	Total	**697,738**	**766,485**	**2,897,414**
	Less: Inter segment revenue	(186,817)	(151,968)	(684,186)
	Income from Operations	**510,921**	**614,517**	**2,213,228**
23	**Segment Results**			
	Profit / (Loss) before Tax and Financial Charges from each segment			
	a) Wireless	68,168	114,979	375,496
	b) Global	10,352	21,845	75,405
	c) Broadband	13,042	18,503	68,139
	d) Investments	2,769	7,840	20,949
	e) Others / Unallocated	(27,604)	(28,468)	(112,592)
	Total	**66,727**	**134,699**	**427,397**
	Less : Financial Charges (Net)	43,967	(61,158)	(118,633)
	Less : Exceptional Items and Impairment	-	1,111	23,747
	Total Profit before Tax	**22,761**	**194,746**	**522,283**
24	**Capital Employed**			
	(Segment assets - Segment liabilities)			
	a) Wireless	5,590,894	5,128,535	4,809,038
	b) Global	631,707	1,114,948	749,398
	c) Broadband	416,501	494,756	452,672
	d) Investments	265,151	839,915	471,708
	e) Others / Unallocated	1,291,790	1,885,795	900,534
	Total	**8,196,043**	**9,463,949**	**7,383,350**

Notes

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. Pursuant to the Schemes of Arrangement ("the Schemes") between [1] Reliance Communications Infrastructure Limited and Reliance Telecom Limited, wholly owned subsidiary companies, and [2] the Company and Reliance Infratel Limited, approved by the Hon'ble High Court of Bombay on 19th June and 18th July, 2009 respectively, the Company is entitled to adjust losses on changes in exchange rates, relating to loans / liabilities denominated in foreign currencies taken/ incurred which have been or are required to be debited to profit and loss account by a corresponding withdrawal from General Reserve, to the extent available. During the quarter ended 30 June, 2010, the Company and some of its subsidiaries have incurred such losses, on account of foreign exchange rate difference relating to loans / liabilities, amounting to Rs. 82,311 lakh. Out of the said amount of such losses, the Company has not debited Rs. 77,995 lakh to profit and loss account as this amount is subject to withdrawal from general reserve as per the Scheme. The adjustment by withdrawal from General Reserve for said loss, if any, would be effected at the year end and hence, the aforesaid treatment has no impact on the profit for the quarter.

3. The Company is operating with Wireless, Broadband, Global, Investments and Others/ Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

4. The Company has opted to publish Consolidated financial results for the year 2010 - 11. Standalone financial results, for the quarter ended 30th June, 2010 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

   Additional information on standalone basis is as follows:

   i. Turnover : Rs. 318,591 lakh
   ii. Loss before tax : Rs. 49,081 lakh
   iii. Loss after tax : Rs. 49,081 lakh

5. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 12 complaints were received and all the complaints were resolved.

6. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 13th August, 2010.

For **Reliance Communications Limited**



Anil D. Ambani
Chairman

Place: Mumbai
Date: 13th August, 2010

Exr. File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

August 13, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Financial Results (Stand alone) for the Quarter ended 30th June, 2010.

Further to our letter dated 13th August, 2010, we enclose herewith Unaudited Financial Results (Stand alone) for the Quarter ended 30th June, 200.

The above financial results were also approved by the Board of Directors at its meeting held on 13th August, 2010, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter ended 30th June, 2010

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-10	30-Jun-09	31-Mar-10
		Unaudited	Unaudited	Audited
1	a) Net Income from Operations	304,112	300,613	1,208,098
	b) Other Operating Income	13,645	2,551	20,963
	Total Income	317,757	303,164	1,229,061
2	**Expenditure**			
	a) Access Charges	66,740	47,108	221,422
	b) License Fee	25,952	26,215	97,249
	c) Employee Cost	16,726	18,549	67,180
	d) Passive Infrastructure Charges	103,988	90,052	381,988
	e) Depreciation and Amortisation	40,603	55,632	151,124
	f) Other Expenses	92,548	96,274	374,265
	Total	346,557	333,830	1,293,228
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)**	(28,800)	(30,666)	(64,167)
4	Other Income	834	16,543	22,111
5	**Profit before Financial Charges and Exceptional Items (3 + 4)**	(27,966)	(14,123)	(42,056)
6	Financial Charges (Net)	21,115	(57,123)	(105,838)
7	**Profit after Financial Charges but before Exceptional Items (5 - 6)**	(49,081)	43,000	63,782
8	Exceptional Items	-	-	
i.	Financial Charges	-		-
ii.	Other Exceptional items	-		1,835
9	**Profit/ (Loss) from Ordinary Activities before Tax (7 - 8)**	(49,081)	43,000	61,947
10	Tax Expenses	-	6,000	14,054
11	**Profit/ (Loss) from Ordinary Activities after Tax (9 - 10)**	(49,081)	37,000	47,893
12	Extraordinary Items (net of tax expense)	-	-	-
13	**Net Profit/ (Loss) for the period (11 - 12)**	(49,081)	37,000	47,893
14	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	103,201	103,201
15	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year			4,938,489
16	**Earning per Share (EPS) (not annualised)**			
	i) Basic (Rs.)	(2.38)	1.55	2.32
	ii) Diluted (Rs.)	(2.28)	1.49	2.22
17	Public Shareholding			
	Number of Shares	666,206,821	675,665,821	669,106,821
	Percentage of Shareholding	32.28%	32.74%	32.42%

18	Promoters and Promoter Group Shareholding			
	a) Pledged / Encumbered			
	- Number of Shares	Nil	272,345,338	Nil
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	N.A.	19.62%	N.A
	- Percentage of Shares (as a % of the total share capital of the company)	N.A.	13.19%	N.A
	b) Non - encumbered			
	- Number of Shares	1,397,820,060	1,116,015,722	1,394,920,060
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	100.00%	80.38%	100.00%
	- Percentage of Shares (as a % of the total share capital of the company)	67.72%	54.07%	67.58%

Segment wise Revenue, Results and Capital Employed

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-10	30-Jun-09	31-Mar-10
		Unaudited	Unaudited	Audited
19	**Segment Revenue**			
	a) Wireless	248,253	247,670	986,945
	b) Global	109,475	95,400	414,057
	c) Broadband	40,762	41,797	171,037
	d) Others / Unallocated	3,234	2,543	2,741
	Total	401,724	387,410	1,574,780
	Less: Inter segment revenue	83,133	67,703	(323,608)
	Net Income from Operations	**318,591**	**319,707**	**1,251,172**
20	**Segment Results**			
	Profit / (Loss) before Tax and Financial Charges from each segment			
	a) Wireless	(15,510)	(1,923)	5,586
	b) Global	2,136	4,339	8,605
	c) Broadband	882	(1,927)	9,775
	d) Others / Unallocated	(15,474)	(14,612)	(66,022)
	Total	**(27,966)**	**(14,123)**	**(42,056)**
	Less : Financial Charges (Net)	21,115	(57,123)	(105,838)
	Less: Other Exceptional items	-	-	1,835
	Total Profit before Tax	**(49,081)**	**43,000**	**61,947**
21	**Capital Employed**			
	(Segment assets - Segment liabilities)			
	a) Wireless	3,315,619	2,993,892	2,766,785
	b) Global	118,850	129,145	169,314
	c) Broadband	275,214	256,583	301,410
	d) Others / Unallocated	4,095,411	4,676,290	4,260,208
	Total	**7,805,094**	**8,055,910**	**7,497,717**

Notes

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. Pursuant to the Scheme of Arrangement ("the Scheme") between the Company and Reliance Infratel Limited, approved by the Hon'ble High Court of Bombay on 18th July, 2009, the Company is entitled to adjust losses on changes in exchange rates, relating to loans / liabilities denominated in foreign currencies taken / incurred which have been or are required to be debited to profit and loss account by a corresponding withdrawal from General Reserve, to the extent available. During the quarter ended 30 June, 2010 the Company has incurred such losses, on account of foreign exchange rate difference relating to loans / liabilities, amounting to Rs. 57,604 lakh, which has not been debited to profit and loss account as this amount is subject to withdrawal from general reserve as per the Scheme. The adjustment by withdrawal from General Reserve for said loss, if any, would be effected at the year end and hence, the aforesaid treatment has no impact on the profit for the quarter.

3. The Company is operating with Wireless, Broadband, Global and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

4. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 12 complaints were received and all the complaints were resolved.

5. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 13th August, 2010 and the same have been subjected to limited review by the Statutory Auditors of the Company.

For **Reliance Communications Limited**



Anil D. Ambani
Chairman

Place: Mumbai
Date: 13th August, 2010

Exe. File No 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

August 13, 2010

The General Manager	The Manager
Corporate Relationship Department	National Stock Exchange of India Ltd.
The Bombay Stock Exchange Limited	Exchange Plaza, C/1, Block G
Phiroze Jeejeebhoy Towers	Bandra - Kurla Complex,
Dalal Street, Fort,	Bandra (East)
Mumbai 400 001	Mumbai 400 051
Fax No.: 2272 2037/39/41/61/3121/3719	Fax No.: 2659 8237 / 38
BSE Scrip Code: 532712	**NSE Symbol: RCOM**

Dear Sir,

Sub: Media release

We enclose herewith Media Release dated 13th August, 2010, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2010

CUSTOMER BASE AT 111 MILLION, UP 39.2%
AGAINST 80 MILLION IN THE CORRESPONDING QUARTER LAST YEAR

REVENUE AT RS. 5,109 CRORE (US$ 1,100 MILLION), UP 0.3%
AGAINST RS. 5,093 CRORE (US$ 1,128) IN THE SEQUENTIAL QUARTER

EBITDA AT RS. 1,632 CRORE (US$ 351 MILLION)
AGAINST RS. 1,602 CRORE (US$ 355 MILLION) – INCREASE BY 1.9% SEQUENTIALLY

NET PROFIT LOWER AT RS. 251 CRORE (US$ 54 MILLION) DUE TO NOTIONAL PROVISIONING ON FOREX ETC.

MINUTES OF USAGE INCREASED FROM 83.3 BILLION TO 94.4 BILLION, UP BY 13.3% AS COMPARED TO THE CORRESPONDING QUARTER LAST YEAR

ENTERPRISE & GLOBALCOM EBITDA REPRESENTS 35% OF CONSOLIDATED EBITDA MAINTAINING STEADY PERFORMANCE

RCOM AND GTL INFRA AGREE ON OVER RS. 50,000 CRORE (OVER US$ 11 BILLION) DEAL FOR WORLD' LARGEST INDEPENDENT TELECOM INFRASTRUCTURE COMPANY

RCOM ACQUIRES DIGICABLE, INDIA' NO. 1 CABLE TV SERVICE PROVIDER. TO HAVE A COMBINED SUBSCRIBER BASE OF 11 MILLION

Mumbai, August 13, 2010: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the quarter ended June 30, 2010.

Highlights of the financial performance for the year are:

- **Revenue at Rs. 5,109 crore** (US$ 1,100 million) compared to Rs 5,093 crore (US$ 1,128 million) in the sequential quarter
- **EBITDA at Rs. 1,632 crore** (US$ 351 million) compared to Rs 1,602 crore (US$ 355 million) in the sequential quarter
- Profit after tax at **Rs. 251** crore (US$ 54 million) compared to Rs 1,220 crore (US$ 270 million) in the sequential quarter

CORPORATE DEVELOPMENTS

- **RCOM and GTL Infra agree on over Rs. 50,000 crore deal for world' largest independent telecom infrastructure company**

The Boards of Reliance Communications Limited, and its subsidiary, Reliance Infratel Limited and GTL Infrastructure Limited in-principle approved a Rs. 50,000 crore (US$ 11 billion) deal to create the world's largest independent telecom infrastructure company, neither owned nor controlled by any telecom operator.

This transformational deal will be implemented through a demerger of Reliance Infratel's tower assets into GTL Infrastructure. India's largest optic fibre network of over 200,000 kms and related assets presently, owned by Reliance Infratel will remain under Reliance Communication's ownership.

- **RCOM Board approves in-principle the induction of strategic / private equity investors into the company for an upto 26% equity stake**

The Board of Directors of Reliance Communications Limited has approved in-principle the induction of strategic / private equity investors into the Company for an upto 26% equity stake at an appropriate premium to the prevailing market price, and also to examine and pursue other appropriate strategic combination / consolidation opportunities

- **RCOM acquires Digicable, India' No. 1 cable TV service provider**

The Board of Directors of Reliance Communications Ltd. approved a proposal to acquire Digicable, India's largest Cable TV service provider, in an all-stock deal of the new entity.

The new entity named "Reliance DigiCom" is an integration of RCOM's DTH, IPTV and Retail Broadband Operations, with Digicable. This will be India's / Asia's largest, and the World's 5th largest company, to offer the full-suite of Triple Play services - Digital TV, Ultra High-Speed Broadband and Voice.

Reliance DigiCom, will start with a combined subscriber base of 11 million homes. This initiative will combine strengths of RCOM's world class infrastructure with the formidable power of local relationships of cable operators. The distribution reach will span one lakh retail outlets in 7,000 towns and 10,000 cable operators and have an addressable market of over 100 million homes in India

- **RCOM signs strategic alliance with GetJar to create India's largest and free mobile Apps Store**

RCOM and GetJar, the world's second largest application store announced a strategic alliance between the two companies. According to the alliance, GetJar will offer RCOM its extensive catalog of over 65,000 free mobile applications. RCOM customers will have access to thousands of applications ranging from games, social networking, sports, entertainment and productivity applications. GetJar will also enable RCOM to offer its Apps Store to a large

bandwidth of mobile handsets across multiple brands and not remain restricted to a few high-end smartphones. RCOM will offer the GetJar Apps Store across GSM and CDMA networks.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 117 million including over 2.5 million individual overseas retail customers, ranks among the Top 5 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 190,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

Financial Results summary

(Rs. Crore)

Particulars	3 months ended 30/6/10	3 months ended 31/3/10	Increase / (Decrease)
Turnover			
Wireless	4,153	4,090	*1.5%*
Global	1,814	2,028	*-10.6%*
Broadband	676	680	*-0.5%*
Diversified	335	285	*17.7%*
Total (post eliminations)	**5,109**	**5,093**	***0.3%***
EBITDA			
Wireless	1,199	1,182	*1.5%*
Global	332	356	*-6.7%*
Broadband	248	253	*-1.9%*
Diversified	-135	-176	
Total (post eliminations)	**1,632**	**1,602**	***1.9%***
EBITDA margin	*31.9%*	*31.5%*	
Depreciation	965	1,085	
Financial Charges (net)	440	-813	
Exceptional items	-	2	
PBT	228	1,329	*-82.9%*
Tax	-72	192	
PAT (before minority interest)	300	1,137	*-73.7%*
Share of minority interest	49	-83	
PAT (after minority interest)	251	1,220	*-79.4%*

Exe. file No. 82-35005

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Ref: SE/LR/ 001/2010-11

August 13, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001

Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051

Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Limited Review Report for the quarter ended 30th June, 2010.

Further to our letter dated 13th August, 2010, we enclose herewith Limited Review Report for the quarter ended 30th June, 2010, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl.: As above.

B S R & Co.
Chartered Accountants
KPMG House
Kamala Mills Compound
448,Senapati Bapat Marg
Lower Parel, Mumbai 400 013
Telephone +91(22) 3044 0800
Fax + 91(22) 3044 0900

Chaturvedi & Shah
Chartered Accountants
714-715
Tulsiani Chambers
212,Nariman Point
Mumbai 400 021
Telephone +91(22) 3021 8500

Review report

To the Board of Directors of Reliance Communications Limited

1. We have reviewed the accompanying statement of unaudited financial results ('the Statement') of Reliance Communications Limited ('the Company') for the quarter ended 30 June 2010 except for the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the management and have not been audited by us. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors in their meeting held on 13 August, 2010. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial results are free of material misstatement. A review is limited primarily to inquiries of company personnel and an analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. Without qualifying our report, we draw attention to note 2 of the unaudited financial results, the Scheme of Arrangement ("the scheme") between the Company and Reliance Infratel Limited sanctioned on 18 July 2009 by the Hon'ble High Court of Judicature at Mumbai, provides that the net losses on changes in exchange rates, relating to loans / liabilities denominated in foreign currencies taken / incurred which have been or debited to profit and loss account be adjusted by a corresponding withdrawal from General Reserve, to the extent available and as determined by the Board of Directors. During the quarter ended 30 June 2010 the Company has incurred losses (net) on account of foreign exchange rate difference amounting to Rs. 57,604 lakhs, which has not been debited to profit and loss account as this amount is subject to withdrawal from general reserve as per the Scheme mentioned above. The adjustment by withdrawal from General Reserve for said loss, if any, would be done at the year end. Above treatment has no impact on the profit for the quarter.


B S R & Co.
KPMG House,
Kamala Mills Compound,
Chartered Accountants


MUMBAI
CHARTERED

B S R & Co.
Chartered Accountants
KPMG House
Kamala Mills Compound
448,Senapati Bapat Marg
Lower Parel, Mumbai 400 013
Telephone +91(22) 3044 0800
Fax + 91(22) 3044 0900

Chaturvedi & Shah
Chartered Accountants
714-715
Tulsiani Chambers
212,Nariman Point
Mumbai 400 021
Telephone +91(22) 3021 8500

4. Based on our review conducted as above , nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For B S R & Co,
Chartered Accountants
Firm's Registration No: 101248W



Bhavesh Dhupelia
Partner
Membership Number: 042070

For Chaturvedi & Shah
Chartered Accountants
Firm's Registration No: 101720W



C D Lala
Partner
Membership Number: 35671

Mumbai
13 August 2010


B S R & Co.
KPMG House,
Kamala Mills Compound,
448, Senapati Bapat Marg,
Lower Parel,
Mumbai -400 013.
India
Chartered Accountants


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter ended 30th June, 2010

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-10	30-Jun-09	31-Mar-10
		Unaudited	Unaudited	Audited
1	a) Net Income from Operations	304,112	300,613	1,208,098
	b) Other Operating Income	13,645	2,551	20,963
	Total Income	317,757	303,164	1,229,061
2	**Expenditure**			
	a) Access Charges	66,740	47,108	221,422
	b) License Fee	25,952	26,215	97,249
	c) Employee Cost	16,726	18,549	67,180
	d) Passive Infrastructure Charges	103,988	90,052	381,988
	e) Depreciation and Amortisation	40,603	55,632	151,124
	f) Other Expenses	92,548	96,274	374,265
	Total	346,557	333,830	1,293,228
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)**	(28,800)	(30,666)	(64,167)
4	Other Income	834	16,543	22,111
5	**Profit before Financial Charges and Exceptional Items (3 + 4)**	(27,966)	(14,123)	(42,056)
6	Financial Charges (Net)	21,115	(57,123)	(105,838)
7	**Profit after Financial Charges but before Exceptional Items (5 - 6)**	(49,081)	43,000	63,782
8	Exceptional Items	-	-	
i.	Financial Charges	-		-
ii.	Other Exceptional items	-		1,835
9	**Profit/ (Loss) from Ordinary Activities before Tax (7 - 8)**	(49,081)	43,000	61,947
10	Tax Expenses	-	6,000	14,054
11	**Profit/ (Loss) from Ordinary Activities after Tax (9 - 10)**	(49,081)	37,000	47,893
12	Extraordinary Items (net of tax expense)	-	-	-
13	**Net Profit/ (Loss) for the period (11 - 12)**	(49,081)	37,000	47,893
14	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	103,201	103,201
15	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year			4,938,489
16	**Earning per Share (EPS) (not annualised)**			
	i) Basic (Rs.)	(2.38)	1.55	2.32
	ii) Diluted (Rs.)	(2.28)	1.49	2.22
17	Public Shareholding			
	Number of Shares	666,206,821	675,665,821	669,106,821
	Percentage of Shareholding	32.28%	32.74%	32.42%

SIGNED FOR IDENTIFICATION
BY

For B S R & CO. (Registered)



CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

18	**Promoters and Promoter Group Shareholding**			
	a) Pledged / Encumbered			
	- Number of Shares	Nil	272,345,338	Nil
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	N.A.	19.62%	N.A
	- Percentage of Shares (as a % of the total share capital of the company)	N.A.	13.19%	N.A
	b) Non - encumbered			
	- Number of Shares	1,397,820,060	1,116,015,722	1,394,920,060
	- Percentage of Shares (as a % of the total shareholding of promoters and Promoter Group)	100.00%	80.38%	100.00%
	- Percentage of Shares (as a % of the total share capital of the company)	67.72%	54.07%	67.58%

Segment wise Revenue, Results and Capital Employed

(Rs. In Lakh - Except EPS and Share Data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-Jun-10	30-Jun-09	31-Mar-10
		Unaudited	Unaudited	Audited
19	**Segment Revenue**			
	a) Wireless	248,253	247,670	986,945
	b) Global	109,475	95,400	414,057
	c) Broadband	40,762	41,797	171,037
	d) Others / Unallocated	3,234	2,543	2,741
	Total	401,724	387,410	1,574,780
	Less: Inter segment revenue	83,133	67,703	(323,608)
	Net Income from Operations	**318,591**	**319,707**	**1,251,172**
20	**Segment Results**			
	Profit / (Loss) before Tax and Financial Charges from each segment			
	a) Wireless	(15,510)	(1,923)	5,586
	b) Global	2,136	4,339	8,605
	c) Broadband	882	(1,927)	9,775
	d) Others / Unallocated	(15,474)	(14,612)	(66,022)
	Total	**(27,966)**	**(14,123)**	**(42,056)**
	Less : Financial Charges (Net)	21,115	(57,123)	(105,838)
	Less: Other Exceptional items	-	-	1,835
	Total Profit before Tax	**(49,081)**	**43,000**	**61,947**
21	**Capital Employed**			
	(Segment assets - Segment liabilities)			
	a) Wireless	3,315,619	2,993,892	2,766,785
	b) Global	118,850	129,145	169,314
	c) Broadband	275,214	256,583	301,410
	d) Others / Unallocated	4,095,411	4,676,290	4,260,208
	Total	**7,805,094**	**8,055,910**	**7,497,717**

SIGNED FOR IDENTIFICATION
BY

For B S R & CO. (Registered)


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Notes

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. Pursuant to the Scheme of Arrangement ("the Scheme") between the Company and Reliance Infratel Limited, approved by the Hon'ble High Court of Bombay on 18th July, 2009, the Company is entitled to adjust losses on changes in exchange rates, relating to loans / liabilities denominated in foreign currencies taken / incurred which have been or are required to be debited to profit and loss account by a corresponding withdrawal from General Reserve, to the extent available. During the quarter ended 30 June, 2010 the Company has incurred such losses, on account of foreign exchange rate difference relating to loans / liabilities, amounting to Rs. 57,604 lakhs, which has not been debited to profit and loss account as this amount is subject to withdrawal from general reserve as per the Scheme. The adjustment by withdrawal from General Reserve for said loss, if any, would be effected at the year end and hence, the aforesaid treatment has no impact on the profit for the quarter.

3. The Company is operating with Wireless, Broadband, Global and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of AS 17 "Segment Reporting".

4. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 12 complaints were received and all the complaints were resolved.

5. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 13th August, 2010 and the same have been subjected to limited review by the Statutory Auditors of the Company.

For **Reliance Communications Limited**



Place: Mumbai

Date: 13th August, 2010

Anil D. Ambani

Chairman

SIGNED FOR IDENTIFICATION
BY

For B S R & CO.(Registered)


URVEDI & SHAH
MUMBAI
CHARTERED